Exhibit 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2009	2008	2007	2006	2005
EARNINGS:*
EARNINGS BEFORE INCOME TAXES	$33,925	$337,311	$536,056	$554,493	$443,033
INTEREST EXPENSE	77,562	59,488	37,257	29,569	31,187
INTEREST IMPUTED ON RENT	22,780	21,217	12,082	8,293	6,258
AMORTIZATION OF CAPITALIZED INTEREST	899	728	655	1,224	1,224

TOTAL EARNINGS	135,166	418,744	586,050	593,579	481,702
FIXED CHARGES:*
INTEREST EXPENSE	77,562	59,488	37,257	29,569	31,187
INTEREST CAPITALIZED	12,638	6,877	3,198	2,256	1,302
INTEREST IMPUTED ON RENT	22,780	21,217	12,082	8,293	6,258

TOTAL FIXED CHARGES	112,980	87,582	52,537	40,118	38,747
RATIO OF EARNINGS TO FIXED CHARGES	1.20	4.78	11.16	14.80	12.43

*	Earnings and fixed charges include a division classified as discontinued operations.